

Banco de Chile
Earnings Report 2Q20

Key Highlights

'Definitely, the 2Q20 has been one of the most challenging periods in the last decades for Chile and many other countries affected by the pandemic, causing diverse economic and social effects. In fact, the strict and longstanding lockdowns imposed by the Chilean health authority are likely to result in GDP contraction of around 6% in 2020. To deal with this backdrop, the Central Bank delivered a stimulus package aimed at both ensuring liquidity in the local capital market and reducing local interest rates by providing funding to commercial banks in order to promote lending. The government complemented these measures by establishing income supplements and wage top-ups for individuals, in order to cover basic needs, as well as loan guarantees for companies to pumping working capital during the pandemic.

In these tough times we have stood by our customers. Although demand for loans has receded, particularly in personal banking, borrowing by companies has strengthened. We are proud of being the first bank in giving individual customers the possibility of refinancing three installments of consumer and mortgage loans while reprogramming their credit card owed balances. In doing so, all of our renowned digital capabilities, developed throughout the last decade, have been crucial to protect our customers from Covid-19 contagion, since most of the loan rescheduling has been carried out online. Likewise, we have actively participated in the support program for companies by placing roughly Ch$1,200 billion in working capital loans guaranteed by the government, with special focus on SMEs. On the whole, our loan book grew 7.0% YoY while remaining almost flat on a sequential basis, mainly fuelled by commercial loans. In terms of funding, DDAs impressively climbed 37% YoY and 11% QoQ, which portrays both the customers' preference for liquidity and their trust on our soundness.

From the P&L perspective, revenues decreased 6% YoY. In spite of the prevailing scenario of low interest rates and a slump in transactionality, our customer income continued to depict solid roots by remaining virtually flat YoY, based on strong income from both fees and loans. As for non-customer income, although our fixed-income portfolio benefited from a proactive management amid sliding interest rates, deflationary pressures hit the contribution of our inflation-indexed exposure. Nonetheless, thanks to a wide array of internal projects deployed in the last years and tight cost control, we have significantly improved our productivity as reflected by a cost-to-income ratio of 43% in the 1H20. These results, in conjunction with our conservative approach to risks, led us to bolster our overall coverage ratio from 213% in the 1Q20 to 235% in the 2Q20 by setting Ch$70 Bn. in additional provisions. Although our asset quality remains strong, we want to be even more prepared to deal with the potential aftermath of Covid-19. Even though this decision resulted in a bottom line decrease from Ch$192 Bn. in the 2Q19 to Ch$112 Bn. in the 2Q20, we firmly believe that actions like this, along with our core strengths, will enable us to retake a solid path of growth when the pandemic is over'.

Eduardo Ebensperger-CEO

235% Coverage ratio	Based on the establishment of additional allowances by Ch$70 Bn. in the 2Q20, we reached the highest coverage ratio in the Chilean banking industry.
+37% YoY advance in Demand Deposits Balances	In the 2Q20 we continued to lead the industry in terms of demand deposits by holding a 22.3% market share.
Ch$1,200 Bn. In Guaranteed Working Capital Loans for SMEs	We have been one of the most active banks in supporting SMEs during the pandemic by granting 23,400 loans, equivalent to Ch$1,200 Bn. as of June 30, 2020.

Financial Snapshot 2Q20

(In billions of Ch$)



Net Income
-41.9%
192
(0.8)
(33.5)
(71.4)
10.2
15.2
112
Customer Income
Non-customer Income
Loan Loss Prov.
Op. Expenses
Income tax & Others
2Q19
2Q20

Ratios	2Q20	1H20
ROAE	12.5%	14.3%
NIM	3.5%	3.7%
LLP / Avg. Loans	1.8%	1.7%
Efficiency Ratio	44.0%	43.4%
TIER I Ratio	10.9%	10.9%

1st privately owned Bank
That contributes to Social assistance (according to CFK Adimark)

~56,000
Entrepreneurs Participated in the IV Local Contest "Desafío Emprendedor"

~325,000
Personal and SME loans rescheduled (~Ch$494 Bn.) as of June 30, 2020

43.4%
Bank's Efficiency Ratio As of June 30, 2020, improving 260 bp. YoY

+13%
Annual increase in Monetary Transactions through digital channels

14.6%
Strongest Capital Adequacy among major local banks

#1 Top of Mind
In the Chilean Banking Industry during the 2Q20 (according to CFK Adimark)

#1 in AUM
Banchile Mutual Funds held a market share of 23.1% as of June 2020

#1 in NPS
BCH ranked first in Service Quality among main peers in 2Q20

Financial Snapshot 2Q20

(In billions of Ch$)

Net Income

$112


2Q20
112
1Q20
137
2Q19
192

- Our **Net income** totalled Ch$111.7 Bn. in the 2Q20, decreasing Ch$80.4 Bn. when compared to the 2Q19. Most of this reduction was associated with the establishment of additional provisions and, to a lesser extent, a decline in non-customer income. These effects were partly offset by YoY drops in both income tax and OpEx.

Operating Revenues

$504


2Q20
504
1Q20
513
2Q19
538

- **Operating revenues** reached Ch$504.0 Bn., declining Ch$34.3 Bn. YoY, mainly influenced by a drop of Ch$33.5 Bn YoY in non-customer income. This performance was explained by the negative impact of UF variation when compared to a year ago. On the other hand, customer income remained solid and stable by only contracting Ch$0.8 Bn. YoY in spite of the sharp reduction in activity as a result of Covid19.

Provisions for Loan Losses

$139


2Q20
139
1Q20
126
2Q19
68

- During the 2Q20, **LLPs** increased Ch$71.4 Bn. when compared to the 2Q19. Most of this increment was related to the establishment of additional provisions by Ch$70 Bn. during this quarter. We made this decision in order to anticipate the aftermath of further macroeconomic deterioration in risk expenses in the near future.

Operating Expenses

$222


2Q20
222
1Q20
220
2Q19
232

- **Operating expenses** went down from Ch$231.7 Bn. in the 2Q19 to Ch$221.5 Bn. in the 2Q20. This 4.4% YoY decline was mainly supported by lower personnel expenses. This effect was slightly counterbalanced by higher administrative expenses related to IT. Despite the reduction in costs, our efficiency ratio grew 91 bps. YoY by posting a 44.0% ratio in the 2Q20.

Total Loans

$30,841


2Q20
30,841
1Q20
30,863
2Q19
28,834

- **Total Loans** went up to Ch$30,841 Bn. in the 2Q20 from Ch$28,834 Bn. in the 2Q19, denoting a 7.0% YoY increment. This was caused by increases in both commercial and mortgage loans, influenced by the government loan program for SMEs and by the solid loan growth reached in the 2H19. Consumer loans, in turn, posted a YoY contraction of 6.3%, as it was affected by a lower private consumption as a result of the current economic landscape. On the other hand, total loans decreased 0.1% on a QoQ basis as the 6.0% QoQ decline in consumer loans offset the 1.5% QoQ increase in commercial loans, whilst mortgage loans remained unchanged.

Economic Outlook

GDP Growth
(YoY)


1.8
3.4
-2.1
0.4
-14.0
2Q19
3Q19
4Q19
1Q20
2Q20e

CPI & Unemployment Rate
(YoY, %)


2.3
7.3
2.1
7.3
3.0
7.1
3.7
8.2
2.6
12.2
2Q19
3Q19
4Q19
1Q20
2Q20e
CPI
Unemployment

Loan Growth(1,2)
(12m% change as of Jun20, in real terms)


7.1%
6.3%
5.7%
4.8%
8.0%
7.2%
7.1%
6.2%
8.3%
7.2%
7.1%
4.3% (3)
11.7%
9.0%
8.3%
0.4% (3)
14.4%
9.3%
7.6%
-6.8% (3)
2Q19
3Q19
4Q19
1Q20
2Q20
Total Loans
Commercial
Mortgage
Consumer

(1) Figures do not include operations of subsidiaries abroad.
(2) 12-month real growth adjusted by the effect of the consolidation of CMR and Presto credit card loans for months before Dec-18.
(3) A 2.5% YoY growth in the 4Q19, and 1.5% and 8.6% YoY contractions in the 1Q20 and 2Q20, respectively, adjusted by the effect of the acquisition of Santander Consumer Chile by Santander.

The global economy has weakened significantly during the last months. In this environment, the IMF reduced the global GDP forecast to -4.9% in June (from -3.0% in April) confirming the deepest recession since the great Depression occurred a century ago. Undoubtedly, this has a negative impact on Chilean growth and employment.

Actually, Chile's GDP plummeted in the second quarter. As a result of several lockdowns implemented by local authorities, the activity fell by 15.3% YoY in May (after declining 14.1% YoY in April), posting a 37% annualized drop on a sequential basis. As seen in most countries, this recession has largely been explained by the contraction of activities carried out on-site such as retail, restaurants, hotels, transportation and construction. Consequently, the CPI went down to 2.6% in June, from 2.8% in May.

In order to reduce the impact of the pandemic in the economy, local authorities have implemented several coordinated, timely and strong policy responses. The government has announced measures by nearly 11% of the GDP, focused on financing social spending and public investment for the next year. On the monetary side, the Central Bank extended the FCIC program by further US$16 Bn. and announced that the interest rate will remain at 0.5% for the next two years. Additionally, there is a bill that will be discussed in the Congress allowing the Central Bank to purchase treasury bonds in the secondary market under exceptional circumstances. Chile has been one of the countries with the strongest policy response in this crisis.

According to the Central Bank expectations survey, the GDP forecast for 2020 was adjusted to -6.1%, from -4.8% in June, although the expectation for the next year improved to 4.5% (from 3.8%). Analysts also reduced the CPI estimate for this year and the next year to 2.0% and 2.4%, respectively, while they also expect the overnight rate to remain at 0.5% at least until the end of the next year.

As of Jun20, the banking industry posted a 9.3% 12-month real growth in total loans. This figure was largely supported by an annual real expansion of 14.4% in commercial loans, which was in line with the governmental collateral program from March to date aimed to assist SMEs and Middle Market companies in the current scenario. Whilst mortgage loans grew 7.6% on an annual basis, consumer loans deepened its fall and posted a YoY real contraction of 6.8%, once again influenced by lower household consumption caused by increased unemployment and lockdowns in many cities across the country.

In terms of net income, the industry posted a bottom line of Ch$347 Bn. as of Jun20, equivalent to a YoY decline of Ch$1,157 Bn. This figure was mostly associated with: (i) an expansion of Ch$827 Bn. in loan loss provisions influenced by the current macroeconomic outlook that affected companies and individuals, and (ii) a YoY increase of Ch$811 Bn. in OpEx as a result of non-recurrent impairments losses from a particular local bank due to a lower market valuation of some of its business units. These effects were partly counterbalanced by an annual expansion of Ch$395 Bn. in operating expenses and income tax decreasing Ch$139 Bn. when compared to the 2Q19.

Operating Revenues

Operating Revenues
(In billions of Ch$)

	Quarters		Year End	
	2Q19	2Q20	Jun-19	Jun-20
Net Interest Income	366.1	324.2	667.1	673.9
Net Fees and Commissions	112.2	116.5	215.6	242.0
Net Financial Operating Income	34.9	10.6	43.4	19.8
Foreign Exchange Transactions	16.3	45.8	32.4	65.2
Other Operating Income	8.8	6.9	24.3	16.2
Total	**538.3**	**504.0**	**982.9**	**1,017.1**

Customer / Non Customer Income
(In billions of Ch$)


-6.4%
538
502
530
513
504
136
89
113
106
103
402
413
417
407
401
2Q19
3Q19
4Q19
1Q20
2Q20
Customer Income
Non-Customer Income

Operating Margin
Operating Revenues/Avg. Interest Earning Assets


6.67%
6.07%
6.18%
5.94%
5.36%
5.61%
5.43%
5.42%
5.14%
4.63%
BCH
Industry
2Q19
3Q19
4Q19
1Q20
2Q20

Our operating revenues totaled Ch$504.0 Bn. in the 2Q20, decreasing Ch$34.3 Bn. (or 6.4% YoY) from the Ch$538.3 Bn. posted in the 2Q19. Most of this reduction was influenced by non-customer income, which declined Ch$33.5 Bn. YoY, whilst customer income remained almost flat (-0.2% YoY).

The main drivers explaining this behavior were:

- An annual contraction of Ch$40.5 Bn. in the contribution of our UF net asset exposure. This performance was related to the impact of the UF variation, as the modest 0.35% UF increment seen in the 2Q20 adversely compared to the 1.22% UF increase in the 2Q19.
- Lower contribution from demand deposits by Ch$13.8 Bn. YoY. This was mainly a result of a sharp drop in local and foreign interest rates since March as a consequence of the pandemic outbreak and the attempts of Central Banks to fight the global downturn, which more than offset the strong 37% YoY rise in DDAs.
- A YoY decline in revenues from our USD hedging position by Ch$6.4 Bn. as a result of the 3.81% Ch$ appreciation in the 2Q20 as compared to the 0.15% Ch$ appreciation in the 2Q19.
- Lower income from sales of credit portfolio by roughly Ch$2.4 Bn.

These factors were partly offset by:

- Higher revenues by Ch$14.9 Bn. coming from treasury activities influenced by an annual increase of Ch$14.0 Bn. in the AFS and Trading portfolios, mainly associated with reduction in interest rates. This effect was partly offset by higher charges in CVA/DVA for derivatives by Ch$3.6 Bn., behavior aligned with the current context that has reflected in an increase in the probabilities of default of our counterparties.
- A YoY advance in income from loans by Ch$5.7 Bn. YoY (or 2.8%), mostly attributable to a YoY increase of 7.9% in average balances.
- A Ch$4.6 Bn. boost in net financial income from subsidiaries, equivalent to a 31.0% YoY growth, backed by the performance of fixed-income portfolio of our securities brokerage subsidiary given the decrease in short-term interest rates.
- An annual increment of Ch$4.3 Bn. in fee income supported by an increase of Ch$9.3 Bn. YoY in insurance brokerage linked to the partnership with an international insurance company. This figure was partly offset by a decrease in economic activity amid strict lockdowns that caused lower transactionality. In addition, increased market volatility resulted in mutual funds portfolio rebalancing towards fixed-income securities that bear lower commissions.
- Our Sales & Structuring unit backed a YoY rise of Ch$2.2 Bn., caused by higher gains at inception (commercial spread) on derivatives transactions carried out during the quarter.

On a YTD basis, operating revenues increased Ch$34.2 Bn. when compared to Jun19, mainly associated with higher customer income (Ch$22.8 Bn.). This annual increase was supported by: (i) higher fee income by Ch$26.3 Bn. YoY due to a growth in insurance brokerage fees, (ii) a positive inflation effect of Ch$17.9 Bn., (iii) additional revenues from our USD hedging position by Ch$14.7 Bn., (iv) higher income from loans by Ch$7.8 Bn. explained by increased average balances, and (iv) higher Structuring desk revenues by Ch$3.6 Bn. These results were offset by: (i) a Ch$16.5 Bn. YoY drop in the contribution of DDA to our funding given deep declines in local and foreign interest rates, (ii) a YoY cut in other operating income of Ch$8.1 Bn. mainly due to the release of non-credit related allowances in 2019 and lower income from the sale of assets received lieu of payments, (iii) lower net financial income from subsidiaries by Ch$6.7 Bn., and (iv) a decrease of Ch$2.4 Bn. in sales of credit portfolio.

Loan Loss Provisions & Allowances

Loan Loss Provisions & Allowances
(In billions of Ch$)

	Quarters		Year End	
	2Q19	2Q20	Jun-19	Jun-20
Loan Loss Allowances				
Initial Allowances	**-629.5**	**-705.9**	**-607.1**	**-685.4**
Charge-offs	77.2	98.9	155.4	206.6
Sales of Loans	2.5	0.1	2.5	0.2
Provisions established, net	-78.5	-72.4	-179.0	-200.7
Final Allowances	**-628.2**	**-679.3**	**-628.2**	**-679.3**
Provisions Established	-78.5	-72.4	-179.0	-200.7
Prov. Financial Guarantees	-1.7	-4.1	-2.4	-11.2
Additional Provisions	0.0	-70.0	0.0	-70.0
Recoveries	12.2	7.1	24.4	16.9
Loan Loss Provisions	**-68.0**	**-139.4**	**-157.1**	**-265.0**
Credit Quality Ratios				
Allowances / Total loans	2.18%	2.20%	2.18%	2.20%
Allowances / Total Past Due	1.94x	1.66x	1.94x	1.66x
Provisions / Avg. Loans	0.96%	1.81%	1.12%	1.74%
Charge-offs / Avg. Loans	1.09%	1.29%	1.10%	1.36%
Total Past Due / Total Loans	1.12%	1.33%	1.12%	1.33%
Recoveries / Avg. Loans	0.17%	0.09%	0.17%	0.11%

Provisions / Average Loans


0.96%
1.41%
1.88%
1.66%
2.03%
1.15%
1.23%
1.37%
1.67%
1.81%
BCH
Industry
2Q19
3Q19
4Q19
1Q20
2Q20

Total Past Due / Total Loans


1.98%
1.94%
1.92%
2.00%
2.07%
2.06%
1.18%
1.12%
1.17%
1.39%
1.40%
1.33%
1Q19
2Q19
3Q19
4Q19
1Q20
2Q20
BCH
Industry

Loan loss provisions registered an increment of Ch$71.4 Bn. YoY, growing to Ch$139.4 Bn. in the 2Q20 from Ch$68.0 Bn. in the 2Q19. This quarterly performance was highly influenced by the effects of the pandemic on the economy and the measures taken in order to be better prepared to face uncertainty caused by the current context. In this framework, we have registered mixed causes explaining the change between the 2Q19 and the 2Q20. These include:

- An annual growth of Ch$29.8 Bn. in risk expenses in the wholesale banking segment as a result of the deteriorated economic activity and its material impact on the normal operation of some of our clients, particularly in the Middle Market, as only essential businesses may remain open during lockdowns. Since this segment is evaluated mainly on an individual basis, its risk expenses better reflect the expected financial instability, and the clients' capacity to comply with their debts.
- A YoY decline of roughly Ch$32.4 Bn. in LLPs experienced by Personal Banking Segment, behaviour that was greatly influenced by the Bank's initiative (later replicated across the banking industry) of refinancing three installments of mortgage and consumer loans based on our long-term commitment to our clients, aiming to relieve their debt pressures in times when their income sources have been temporarily affected.
- A YoY increase of Ch$4.1 Bn. in loan loss provisions due to the SMEs loan growth. This was the result of a special governmental program for companies, which widely benefited this segment.
- The establishment of additional provisions by Ch$70 Bn. in order to better cope with potential economic fluctuations that may further deteriorate the real economy and the labour market, anticipating unexpected and significant risk expenses hikes in the following quarters.

As a result of these figures, and including the establishment of additional provisions during this quarter, the LLPs to average loans ratio posted an upswing of 85 bps., reaching 1.81% in the 2Q20. However, our ratio positively compares to the 2.03% ratio posted by the industry, as this growth was seen across the entire banking segment.

On a YTD basis, loan loss provisions increased Ch$107.9 Bn. YoY. Yet, adjusting by additional provisions, risk expenses would have increased Ch$37.9 Bn. when compared to Jun19. This was caused by:

- A net growth of Ch$55.6 Bn. in risk expenses in the wholesale banking segment as explained in the quarterly figures. It is also important to note that, as mentioned in the 1Q20 Earnings Report, our wholesale customers are evaluated on an individual basis for provisioning purposes. Therefore, risk provisioning is based on expected financial conditions rather than through the cycle assumptions as occurred in group-based evaluated portfolios. This approach is influenced by a less favourable macroeconomic forecast for 2020. To a lesser extent, the higher Ch$ depreciation also contributed to increased LLPs.
- Loan loss provisions decreasing Ch$22.1 Bn. in the Personal Banking Segment, mostly influenced by the refinancing plan.
- An annual increase in LLPs of roughly Ch$5.7 Bn. as a result of loan growth, associated with average loan balances in the SMEs Segment, which reached 18% YoY.

Operating Expenses

Operating Expenses
(In billions of Ch$)

	Quarters		Year End	
	2Q19	**2Q20**	**Jun-19**	**Jun-20**
Personnel expenses	-115.4	-107.0	-228.9	-214.0
Administrative expenses	-87.3	-89.2	-166.3	-171.9
Depreciation and Amort.	-17.5	-17.6	-34.7	-36.1
Impairments	-0.8	-0.9	-0.8	-0.9
Other Oper. Expenses	-10.7	-6.8	-21.8	-18.9
Total Oper. Expenses	**-231.7**	**-221.5**	**-452.5**	**-441.8**

Additional Information

Op. Exp. / Op. Rev.	43.0%	44.0%	46.0%	43.4%
Op. Exp. / Avg. Assets	2.5%	1.9%	2.5%	2.0%
Headcount (#)	13,807	13,293	13,807	13,293
Branches (#)	382	336	382	336

Efficiency Ratio
Operating Expenses/Operating Revenues


47.3%
47.8%
49.2%
46.0%
46.1%(1)
43.0%
44.2%
44.7%
42.9%
44.0%
BCH
Industry
2Q19
3Q19
4Q19
1Q20
2Q20

(1) Adjusted by the effect of Ch$809 Bn. in non-recurrent impairment losses reported by a local bank in June 2020.

During the 2Q20, operating expenses registered a decrease of Ch$10.2 Bn. YoY, from Ch$ 231.7 Bn. in the 2Q19 to Ch$221.5 Bn. in the 2Q20. The underlying causes explaining this behavior were:

- A Ch$8.4 Bn. (7.3%) YoY reduction in personnel expenses, mainly explained by: (i) an annual decrease of Ch$9.2 Bn. in severance payments and, to a lesser extent, (ii) lower training expenses by Ch$0.5 Bn. when compared to a year ago. On the opposite, salaries slightly increased by Ch$1.1 Bn. These trends in personnel expenses rely on the efficiency and productivity we have attained once deployed a wide array of strategic projects. All the effort put in developing a new CRM system, implementing BI tools, designing a new service model for branches (dual model), strengthening our digital channels while streamlining diverse back-office processes have enabled us to support business growth by means of an optimized headcount and salaries increasing below inflation on a consolidated basis.
- Other operating expenses decreasing Ch$3.9 Bn. YoY influenced by: (i) lower loan loss provisions on cross border loans by Ch$2.8 Bn. due to higher Ch$ appreciation this quarter as compared to the 2Q19, and (ii) a YoY reduction of Ch$0.8 Bn. in assets received lieu of payment.
- An annual reduction of Ch$3.6 Bn. in outsourced salesforce services, which were absorbed internally in 2019.
- Lower marketing expenses by Ch$2.4 Bn. linked to a decline in media exposure, market research and customer loyalty. In addition, we have taken advantage of digital channels in order to deploy cost effective marketing and advertising campaigns.
- A Ch$1.3 Bn. YoY decrease in lease expenses.

These effects were partly offset by:

- Higher IT and Communication expenses by Ch$5.5 Bn. when compared to the 2Q19, mainly associated with software licencing and disbursements in order to adapt our operations in a context of new challenges linked to the Covid19 outbreak and strict mobility restrictions imposed to both customers and our staff.
- A YoY expansion of Ch$1.8 Bn. in fixed-asset maintenance expenses, highly influenced by: (i) non-recurrent costs due to sanitization activities that must be done as safety measures in a context of Covid19, and (ii) the implementation of the new Service Model for the retail banking segment that caused the transformation of some of our branches.
- A Ch$1.5 Bn. YoY rise in insurance expenses given the adjustment of fire and ATM policies, as well as new measures in pursuit of improving coverage after the social turmoil.

Despite the improvement in OpEx, our efficiency ratio increased from 43.0% in the 2Q19 to 44.0% in the 2Q20 as a consequence of lower operating revenues. This figure, however, continued to positively compare to the 46.4% ratio posted by the industry.

On a YTD basis, OpEx decreased Ch$10.7 Bn., from Ch$452.5 Bn. in Jun19 to Ch$441.8 Bn. in Jun20. This behavior was a consequence of: (i) personnel expenses contracting Ch$14.9 Bn. YoY mainly explained by the efficiency gains mentioned above, (ii) lower expenses in outsourced services by Ch$5.4 Bn. YoY, (iii) marketing expenses dwindling Ch$2.9 Bn. YoY in light of a more focused advertising strategy, and (iv) a YoY decline of Ch$2.9 Bn. in other operating expenses driven by the same quarterly factors mentioned earlier. These effects were counterbalanced by: (i) an expansion of Ch$6.6 Bn. in IT-related expenses linked to software licensing, equipment maintenance and internal projects such as the implementation of the new service model for our retail segment, (ii) higher expenses by Ch$5.5 Bn. due to upgrades on branches (new service model) and our ATM network that coupled with a hike in costs associated with sanitization services due to the Covid-19 outbreak, (iii) insurance expenses increasing Ch$1.7 Bn., and (iv) a rise of Ch$1.4 Bn. in amortization of leases and intangible assets.

Results by Business Segments


Income before Income Tax
Contribution by Business Segment (%)
16.8%
16.6%
2Q20
52.3%
14.4%
Retail Banking
Wholesale Banking
Treasury
Subsidiaries


Income before Income Tax
Change by Business Segment
(In billions of Ch$)
-40.9%
242
25
10
91
116
143
24
24
21
75
2Q19
2Q20
Retail Banking
Wholesale Banking
Treasury
Subsidiaries

In the second quarter our income before income tax had a decrease of 40.9%, from Ch$241.5 Bn. in the 2Q19 to Ch$142.7 Bn. in the 2Q20.

In this period, the Retail Banking Segment represented 52.3% of our consolidated income before income tax. It was followed by Subsidiaries and Treasury, representing 16.8% and 16.6%, respectively. In turn, the Wholesale Banking Segment contributed 14.4% to the total amount.

Main factors explaining this performance by segment were, as follows:

- The Retail Banking segment showed an annual decrease of Ch$40.9 Bn., from Ch$115.5 Bn. in the 2Q19 to Ch$74.7 Bn. in the 2Q20. Main factors influencing this result were: (i) a reduction in operating revenues, caused by lower contribution of loans, DDAs and the inflation indexed exposure attributable to this segment. These effects were partly offset by higher fees and commissions (+Ch$7.3 Bn.), mostly coming from insurance brokerage, and (ii) an increase in risk expenses due to the allocation of part of the additional provisions in this segment, in order to anticipate the potential deterioration in asset quality given the current scenario. Counterbalancing these effects, operating expenses registered an important reduction (-Ch7.6 Bn.), mainly related to lower personnel expenses.
- The Subsidiaries showed a slight decrease of Ch$1.4 in pre-tax income from Ch$25.3 in the 2Q19 to Ch$23.9 Bn. in the 2Q20. This change was mainly related to our Stock Brokerage Subsidiary, which had higher OpEx, by approximately Ch$3.0 associated with personnel expenses. This was partly counterbalanced by higher operating revenues from the management of fixed income investments as a result of the decrease in local interest rates.
- Our Treasury segment registered a pre-tax income of Ch$23.6 Bn. increasing Ch$13.6 Bn. when compared to the 2Q19. This result was mainly influenced by higher income from the management of our AFS portfolio, which was partly counterbalanced by the effect of higher CVA/DVA charges.
- Lastly, the Wholesale Banking segment income before income tax amounted to Ch$20.5 Bn., declining Ch$70.1 Bn. when compared to a year ago. This result was mostly a consequence of higher risk expenses by Ch$58.2 Bn., due to the sum of two effects: (i) the individual assessment approach used in this segment, which permits to promptly reflect the expected impact of Covid-19 on the financial condition of the segment's customers, and (ii) additional provisions distributed to this segment. Additionally, operating revenues had a decrease of Ch$12.2 Bn., affected by both the negative inflation effect attributable to this segment and lower contribution from DDAs, partly offset by higher income from loans.

Loan Portfolio



Loans by Segment
(In Billions of Ch$ and %)
7.0%
-0.1%
28,834
30,863
30,841
Wholesale
Retail
10,789
11,698
11,352
-3.0%
+1.7%
37%
63%
18,044
19,164
19,489
2Q19
1Q20
2Q20
Retail
Wholesale



Market Share in Loans(1)
17.5%
17.4%
17.2%
17.1%(2)
17.0%
17.2%
17.0% (2)
16.9%
17.0%
16.8%
16.8%
16.7%
16.5%
16.5%
16.4%
16.3% (2)
16.1%(2)
16.0%
15.9%
15.6%
2Q19
3Q19
4Q19
1Q20
2Q20
Total Loans
Consumer Loans
Commercial loans
Mortgage loans

(2) Excluding operations of subsidiaries abroad.
(3) Market share in consumer loans are 17.3%, 17.3% and 17.4% in the 4Q19, 1Q20 and 2Q20, respectively, when adjusting by the effect of the acquisition of Santander Consumer Chile by Santander. By the same logic, market share in total loans are 16.6%, 16.4% and 16.1% in the 4Q19, 1Q20 and 2Q20, respectively.

The economic contraction resulting from the pandemic spread has impacted the industry's loan book, particularly on a QoQ basis. As of Jun20, our loan portfolio reached Ch$30,841 Bn., which denoted a 0.1% decline when compared to Mar20 and a 7.0% increase on an annual basis. This figure was highly influenced by a 6.0% QoQ contraction in consumer loans, given a less dynamic activity for this type of loans in the 2Q20, which reaffirms the behavior seen during the previous quarters. Instead, commercial loans posted a QoQ increase of 1.5% and 10.2% YoY driven by the fund program for SMEs originated by the Central Bank and the government. Even though mortgage loans remained flat when compared to the 1Q20, it posted a 7.8% increment on a 12-month basis.

In the Retail Banking segment, total loans amounted to Ch$19,489 Bn. by posting an 8.0% annual growth and a 1.7% QoQ increase. This figure was mainly fostered by:

- An increase of 5.0% YoY in personal banking loans (including consumer finance). The main driver behind this annual upswing was the 7.8% annual growth in residential mortgage loans influenced by lagged effects associated with increased demand for housing in previous quarters, triggered by very low interest rates. However, this effect was partly offset by a decrease in consumer confidence since Dic19 to date as a consequence of both social unrest and a weak macroeconomic outlook for 2020 due to Covid19, reflected by a QoQ decline of 0.2%. The last explanatory factor was also seen in consumer loans, as it posted a YoY decrease of 5.8% due to the sharp decrease in household income as a result of unemployment that followed the pandemic.
- Loans granted to SMEs posted remarkable YoY and QoQ increases of 19.0% and 13.9%, respectively. The total balance of Ch$4,660 Bn. in the 2Q20 was mostly attributable to commercial loans boosting 23.7% on a 12-month basis (18.1% QoQ) as predicted in the previous Earning Report. The special governmental program for companies –mostly allocated in this segment– has certainly stimulated the demand for commercial loans, as roughly 23,400 new loans have been granted as of Jun20, mainly due to liquidity constraints given the contingency.

The Wholesale banking segment reached Ch$11,352 Bn., denoting a 5.2% YoY increment. However, it was also affected by the negative effects mentioned earlier, which caused a 3.0% fall when compared to Mar20. These effects may be summarized as:

- An annual expansion of 15.3% in total loans for Middle Market, mainly explained by increases in commercial credits (28.1% YoY) and trade finance, partly offset by YoY and QoQ decreases in both leasing and factoring loans. Similarly, commercial credits fostered the 3.6% QoQ increment in total loans, but trade finance posted a QoQ contraction of 7.7% as a result of the decline in international trade due to Covid19 and a stronger Ch$ when compared to Mar20. To a lesser extent, commercial credits growth also benefited from the governmental support program for companies.
- Multinationals and Infrastructure banking unit decreased 6.4% and 3.5% YoY and QoQ, respectively, due to drops in trade finance, leasing and factoring loans. However, the rest of the corporate area posted a 2.3% YoY increment and a 5.8% QoQ decline in total loans due to the effect of the current context on private investment.

All things considered, we remained as one of the main banks in terms of market share, as we achieved a 16.1% share as of Jun20.

Funding & Capital

Demand Deposits to Loans Ratio

(As of Jun30, 2020)



43%
35%
30%
17%
23%
31%
Itaú

(1) Figures do not include operations of subsidiaries abroad.

Capital Adequacy Ratios: Market Positioning

(As of Apr30, 2020)



Itaú
14.04%
13.80%
11.52%
12.47%
11.86%
12.90%
7.22%
6.90%
6.70%
8.50%
6.35%
6.77%
BIS Ratio
Leverage Ratio

BCH Capital Adequacy Ratios



(135)bp
(78)bp
(16)bp
+93bp
9.1%
7.8%
8.2%
7.4%
11.0%
10.9%
13.7%
14.6%
Jun-19
Jun-20
Shareholders Equity
Tier I (Basic Capital)
Tier I (Basic Capital)
(BIS Ratio) Total Capital
Assets
Assets
RWA
RWA

Funding Structure

In light of economic situation sparked by the Covid-19 outbreak, diverse market dynamics have produced short-term changes in our funding structure. Accordingly, main events in terms of funding during the 2Q20 can be summarized, as follows:

- We temporarily replaced funding from time deposits held by financial counterparties with funding from the Central Bank related to its liquidity program. By means of this program the Central Bank pursues to promoting lending for individuals and companies in order to soften the effects of unemployment and economic downturn in household liquidity. During the 2Q20 we raised approximately Ch$3,100 billion from the Chilean Central Bank, with maturities that range from two to four years. Based on this funding, we have been able to finance commercial loans to SMEs and Middle Market companies as well as managing our liquidity position in the midst of an uncertain scenario.
- During the pandemic, we have also experienced a significant increase in demand deposit balances. In the 2Q20, our DDA balances accounted for Ch$13,129 Bn., which represented increases of 36.7% YoY and 10.6% QoQ. As a result, we remained the local bank with the highest demand deposits-to-loans ratio of 43% in the 2Q20, which improved 95 percentage points YoY and 4.2 percentage points QoQ. Although we believe the expansion in DDA has to do with our excellent brand recognition and reliability in times of high uncertainty, we also recognize we are experiencing an unseen scenario of low interest rates and liquidity constraints, which encourage companies and individuals to maintain high levels of DDA balances. Positively, as of June 30, 2020 approximately 75% of our DDAs came from retail customers and non-financial counterparties, representing a stable source of funding.

As of June 30, 2020, our LCR was at 189% and the NSFR stood at 109%.

Capital Adequacy

Our equity amounted Ch$3,578.9 Bn. as of June 30, 2020, denoting a 5.5% YoY increase. The main cause behind this increment was an annual growth of Ch$242.5 Bn. in retained earnings caused by: (i) the retention of the inflation effect on equity, and (ii) the retention of the 30% of net distributable earnings accounted for in 2019.

This effect was partly offset by:

- A YoY decrease of Ch$40.4 Bn. in other equity accounts, which was almost completely caused by a net loss in marking-to-market of accounting hedges by Ch$41.8 Bn., explained by the negative effect of shifts on interest rates, particularly in UF, when compared to a year ago. This effect was marginally offset by a net gain of Ch$1.4 Bn. in FV adjustments of our AFS portfolio due to market trends seen in credit spreads and reference interest rates.
- Year-to-date earnings, net of provisions for minimum dividends, expanding Ch$15.7 Bn. when compared to the 2Q19.

In terms of capital adequacy, the 5.5% YoY increment of our equity paired with our YoY loan book expansion. Consequently, our Tier I Ratio (on RWA) slightly decreased 16 bps. by posting a 10.9% ratio. However, our BIS Ratio improved from 13.7% in the 2Q19 to 14.6% in the 2Q20, equivalent to a 93 bps. increment. This performance was mainly explained by the establishment of Ch$70 Bn. in additional provisions, consolidating ourselves as the private bank with the highest amount of voluntary allowances by far distance. Altogether, all of our capital ratios remained above the regulatory thresholds.

Consolidated Statement of Income

(Chilean GAAP- In millions of Chilean pesos (MCh$) and US dollars (MUS$))

	Quarters				% Change		Year Ended			% Change
	2Q19 MCh$	1Q20 MCh$	2Q20 MCh$	2Q20 MUS$	2Q20/2Q19	2Q20/1Q20	Jun-19 MCh$	Jun-20 MCh$	Jun-20 MUS$	Jun-20/Jun-19
Interest revenue and expense										
Interest revenue	601,029	554,274	440,777	536.7	(26.7) %	(20.5) %	1,031,683	995,051	1,211.6	(3.6) %
Interest expense	(234,899)	(204,577)	(116,579)	(142.0)	(50.4) %	(43.0) %	(364,583)	(321,156)	(391.1)	(11.9) %
Net interest income	**366,130**	**349,697**	**324,198**	**394.8**	**(11.5) %**	**(7.3) %**	**667,100**	**673,895**	**820.6**	**1.0 %**
Fees and commissions										
Income from fees and commissions	145,448	161,671	136,930	166.7	(5.9) %	(15.3) %	279,671	298,601	363.6	6.8 %
Expenses from fees and commissions	(33,214)	(36,200)	(20,422)	(24.9)	(38.5) %	(43.6) %	(64,027)	(56,622)	(68.9)	(11.6) %
Net fees and commissions income	**112,234**	**125,471**	**116,508**	**141.9**	**3.8 %**	**(7.1) %**	**215,644**	**241,979**	**294.7**	**12.2 %**
Net Financial Operating Income	**34,865**	**9,154**	**10,639**	**13.0**	**(69.5) %**	**16.2 %**	**43,431**	**19,793**	**24.1**	**(54.4) %**
Foreign exchange transactions, net	**16,274**	**19,380**	**45,813**	**55.8**	**181.5 %**	**136.4 %**	**32,391**	**65,193**	**79.4**	**101.3 %**
Other operating income	**8,813**	**9,391**	**6,851**	**8.3**	**(22.3) %**	**(27.0) %**	**24,346**	**16,242**	**19.8**	**(33.3) %**
Total Operating Revenues	**538,316**	**513,093**	**504,009**	**613.7**	**(6.4) %**	**(1.8) %**	**982,912**	**1,017,102**	**1,238.5**	**3.5 %**
Provisions for loan losses	(67,959)	(125,560)	(139,408)	(169.8)	**105.1 %**	**11.0 %**	(157,115)	(264,968)	(322.6)	**68.6 %**
Operating revenues, net of provisions for loan losses	**470,357**	**387,533**	**364,601**	**444.0**	**(22.5) %**	**(5.9) %**	**825,797**	**752,134**	**915.9**	**(8.9) %**
Operating expenses										
Personnel expenses	(115,372)	(107,043)	(106,964)	(130.2)	(7.3) %	(0.1) %	(228,927)	(214,007)	(260.6)	(6.5) %
Administrative expenses	(87,329)	(82,688)	(89,232)	(108.7)	2.2 %	7.9 %	(166,323)	(171,920)	(209.3)	3.4 %
Depreciation and amortization	(17,462)	(18,469)	(17,643)	(21.5)	1.0 %	(4.5) %	(34,665)	(36,112)	(44.0)	4.2 %
Impairments	(816)	-	(867)	(1.1)	6.3 %	-	(822)	(867)	(1.1)	5.5 %
Other operating expenses	(10,720)	(12,093)	(6,827)	(8.3)	(36.3) %	(43.5) %	(21,786)	(18,920)	(23.0)	(13.2) %
Total operating expenses	**(231,699)**	**(220,293)**	**(221,533)**	**(269.8)**	**(4.4) %**	**0.6 %**	**(452,523)**	**(441,826)**	**(538.0)**	**(2.4) %**
Net operating income	**238,658**	**167,240**	**143,068**	**174.2**	**(40.1) %**	**(14.5) %**	**373,274**	**310,308**	**377.9**	**(16.9) %**
Income attributable to affiliates	2,863	1,895	(320)	(0.4)	-	-	3,973	1,575	1.9	(60.4) %
Income before income tax	**241,521**	**169,135**	**142,748**	**173.8**	**(40.9) %**	**(15.6) %**	**377,247**	**311,883**	**379.8**	**(17.3) %**
Income tax	(49,395)	(32,253)	(31,045)	(37.8)	**(37.1) %**	**(3.7) %**	(83,584)	(63,298)	(77.1)	**(24.3) %**
Net Income for the period	**192,126**	**136,882**	**111,703**	**136.0**	**(41.9) %**	**(18.4) %**	**293,663**	**248,585**	**302.7**	**(15.4) %**
Non-Controlling interest	-	-	-	-	-	-	-	-	-	-
Net Income attributable to bank's owners	**192,126**	**136,882**	**111,703**	**136.0**	**(41.9) %**	**(18.4) %**	**293,663**	**248,585**	**302.7**	**(15.4) %**

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.
All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated. All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$ 821.2 per US$1.00 as of June 30, 2020. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.
Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Financial Market Commission, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile's website both in Spanish and English.

Selected Financial Information

(Chilean GAAP- In millions of Chilean pesos (MCh$) and US dollars (MUS$))

ASSETS	Jun-19 MCh$	Mar-20 MCh$	Jun-20 MCh$	Jun-20 MUS$	% Change Jun-20/Jun-19	% Change Jun-20/Mar-20
Cash and due from banks	1,150,682	2,780,469	2,247,451	2,736.7	95.3 %	(19.2) %
Transactions in the course of collection	1,023,491	520,711	501,348	610.5	(51.0) %	(3.7) %
Financial Assets held-for-trading	1,550,158	1,690,563	3,979,617	4,845.9	156.7 %	135.4 %
Receivables from repurchase agreements and security borrowings	93,982	55,441	47,878	58.3	(49.1) %	(13.6) %
Derivate instruments	1,435,764	4,757,187	3,983,317	4,850.5	177.4 %	(16.3) %
Loans and advances to Banks	1,191,846	1,342,754	1,940,990	2,363.5	62.9 %	44.6 %
Loans to customers, net						
Commercial loans	15,839,127	17,212,512	17,462,386	21,263.4	10.2 %	1.5 %
Residential mortgage loans	8,538,974	9,208,870	9,204,784	11,208.4	7.8 %	(0.0) %
Consumer loans	4,455,708	4,441,453	4,174,149	5,082.7	(6.3) %	(6.0) %
Loans to customers	**28,833,809**	**30,862,835**	**30,841,319**	**37,554.6**	**7.0 %**	**(0.1) %**
Allowances for loan losses	(628,209)	(705,866)	(679,274)	(827.1)	8.1 %	(3.8) %
Total loans to customers, net	**28,205,600**	**30,156,969**	**30,162,045**	**36,727.4**	**6.9 %**	**0.0 %**
Financial Assets Available-for-Sale	1,243,177	1,632,229	1,597,132	1,944.8	28.5 %	(2.2) %
Financial Assets Held-to-maturity	-	-	-	-	-	-
Investments in other companies	47,694	52,647	51,273	62.4	7.5 %	(2.6) %
Intangible assets	54,423	58,763	59,464	72.4	9.3 %	1.2 %
Property and Equipment	218,525	225,135	221,888	270.2	1.5 %	(1.4) %
Leased assets	156,671	145,728	136,025	165.6	(13.2) %	(6.7) %
Current tax assets	388	1,567	28,520	34.7	7,250.5 %	1,720.0 %
Deferred tax assets	319,922	316,599	324,211	394.8	1.3 %	2.4 %
Other assets	562,342	1,059,936	861,478	1,049.0	53.2 %	(18.7) %
Total Assets	**37,254,665**	**44,796,698**	**46,142,637**	**56,186.6**	**23.9 %**	**3.0 %**

LIABILITIES & EQUITY	Jun-19 MCh$	Mar-20 MCh$	Jun-20 MCh$	Jun-20 MUS$	% Change Jun-20/Jun-19	% Change Jun-20/Mar-20
Liabilities						
Current accounts and other demand deposits	9,600,788	11,869,854	13,128,551	15,986.4	36.7 %	10.6 %
Transactions in the course of payment	727,547	482,664	526,963	641.7	(27.6) %	9.2 %
Payables from repurchase agreements and security lending	261,120	345,808	238,508	290.4	(8.7) %	(31.0) %
Saving accounts and time deposits	10,798,909	11,469,658	9,687,722	11,796.5	(10.3) %	(15.5) %
Derivate instruments	1,572,621	4,721,257	4,111,728	5,006.7	161.5 %	(12.9) %
Borrowings from financial institutions	1,596,655	1,703,821	4,313,057	5,251.9	170.1 %	153.1 %
Debt issued	7,863,807	9,224,225	9,152,506	11,144.7	16.4 %	(0.8) %
Other financial obligations	171,284	121,674	100,078	121.9	(41.6) %	(17.7) %
Lease liabilities	155,373	141,434	132,130	160.9	(15.0) %	(6.6) %
Current tax liabilities	74,389	66,545	4	0.0	(100.0) %	(100.0) %
Deferred tax liabilities	-	242	14	0.0	-	(94.2) %
Provisions	506,928	419,044	566,583	689.9	11.8 %	35.2 %
Other liabilities	532,593	679,580	605,883	737.8	13.8 %	(10.8) %
Total liabilities	**33,862,014**	**41,245,806**	**42,563,727**	**51,828.6**	**25.7 %**	**3.2 %**
Equity of the Bank's owners						
Capital	2,418,833	2,418,833	2,418,833	2,945.3	0.0 %	0.0 %
Reserves	703,317	703,331	703,206	856.3	(0.0) %	(0.0) %
Other comprehensive income	(44,824)	(62,327)	(85,257)	(103.8)	90.2 %	36.8 %
Retained earnings from previous periods	170,171	412,641	412,641	502.5	142.5 %	0.0 %
Income for the period	293,663	136,882	248,585	302.7	(15.4) %	81.6 %
Provisions for minimum dividends	(148,510)	(58,469)	(119,099)	(145.0)	(19.8) %	103.7 %
Non-Controlling Interest	1	1	1	-	0.0 %	0.0 %
Total equity	**3,392,651**	**3,550,892**	**3,578,910**	**4,358.0**	**5.5 %**	**0.8 %**
Total Liabilities & Equity	**37,254,665**	**44,796,698**	**46,142,637**	**56,186.6**	**23.9 %**	**3.0 %**

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.
All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated. All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$ 821.2 per US$1.00 as of June 30, 2020. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.
Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Financial Market Commission, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile's website both in Spanish and English.

Selected Financial Information

(Chilean GAAP- In millions of Chilean pesos (MCh$) and US dollars (MUS$))

Key Performance Ratios	Quarter			Year Ended		
	2Q19	1Q20	2Q20	Jun-19	Mar-20	Jun-20
Earnings per Share (1) (2)						
Net income per Share (Ch$)	1.90	1.36	1.11	2.91	1.36	2.46
Net income per ADS (Ch$)	380.38	271.01	221.16	581.41	271.01	492.16
Net income per ADS (US$)	0.56	0.32	0.27	0.86	0.32	0.60
Book value per Share (Ch$)	33.58	35.15	35.43	33.58	35.15	35.43
Shares outstanding (Millions)	101,017	101,017	101,017	101,017	101,017	101,017
Profitability Ratios (3)(4)						
Net Interest Margin	4.54%	4.05%	3.45%	4.16%	4.05%	3.73%
Net Financial Margin	5.17%	4.38%	4.05%	4.64%	4.38%	4.21%
Fees & Comm. / Avg. Interest Earnings Assets	1.39%	1.45%	1.24%	1.35%	1.45%	1.34%
Operating Revs. / Avg. Interest Earnings Assets	6.67%	5.94%	5.36%	6.14%	5.94%	5.64%
Return on Average Total Assets	2.11%	1.29%	0.97%	1.63%	1.29%	1.12%
Return on Average Equity	22.94%	16.24%	12.49%	17.59%	16.24%	14.31%
Capital Ratios						
Equity / Total Assets	9.11%	7.93%	7.76%	9.11%	7.93%	7.76%
Tier I (Basic Capital) / Total Assets	8.20%	7.61%	7.42%	8.20%	7.61%	7.42%
Tier I (Basic Capital) / Risk-Weighted Assets	11.02%	10.59%	10.86%	11.02%	10.59%	10.86%
Total Capital / Risk- Weighted Assets	13.68%	13.68%	14.61%	13.68%	13.68%	14.61%
Credit Quality Ratios						
Total Past Due / Total Loans to Customers	1.12%	1.40%	1.33%	1.12%	1.40%	1.33%
Allowance for Loan Losses / Total Past Due	193.93%	163.64%	165.85%	193.93%	163.64%	165.85%
Impaired Loans / Total Loans to Customers	2.80%	2.98%	3.57%	2.80%	2.98%	3.57%
Loan Loss Allowances / Impaired Loans	77.73%	76.87%	61.72%	77.73%	76.87%	61.72%
Loan Loss Allowances / Total Loans to Customers	2.18%	2.29%	2.20%	2.18%	2.29%	2.20%
Loan Loss Provisions / Avg. Loans to Customers (4)	0.96%	1.67%	1.81%	1.12%	1.67%	1.74%
Operating and Productivity Ratios						
Operating Expenses / Operating Revenues	43.04%	42.93%	43.95%	46.04%	42.93%	43.44%
Operating Expenses / Average Total Assets (3) (4)	2.54%	2.08%	1.92%	2.51%	2.08%	2.00%
Balance Sheet Data (1)(3)						
Avg. Interest Earnings Assets (million Ch$)	32,278,553	34,540,463	37,631,093	32,034,418	34,540,463	36,085,778
Avg. Assets (million Ch$)	36,470,845	42,303,161	46,089,209	36,129,404	42,303,161	44,196,185
Avg. Equity (million Ch$)	3,350,309	3,370,677	3,577,569	3,338,288	3,370,677	3,474,123
Avg. Loans to customers (million Ch$)	28,360,215	29,994,104	30,760,030	28,172,399	29,994,104	30,377,067
Avg. Interest Bearing Liabilities (million Ch$)	20,195,670	22,182,132	23,577,954	20,118,884	22,182,132	22,880,043
Risk-Weighted Assets (Million Ch$)	30,776,987	33,530,830	32,939,905	30,776,987	33,530,830	32,939,905
Additional Data						
Exchange rate (Ch$/US$)	678.73	853.79	821.24	678.73	853.79	821.24
Employees (#)	13,807	13,295	13,293	13,807	13,295	13,293
Branches (#)	382	342	336	382	342	336

Notes

(1) Figures are expressed in nominal Chilean pesos.
(2) Figures are calculated considering nominal net income, the shares outstanding and the exchange rate existing at the end of each period.
(3) Ratios consider daily average balances.
(4) Annualized data.

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.
All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated. All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$ 821.2 per US$1.00 as of June 30, 2020. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.
Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Financial Market Commission, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile's website both in Spanish and English.

Summary of differences between Chile GAAP and IFRS

The most significant differences are as follows:

- Under Chilean GAAP, the merger of Banco de Chile and Citibank Chile was accounted for under the pooling-of-interest method, while under IFRS, and for external financial reporting purposes, the merger of the two banks was accounted for as a business combination in which the Bank is the acquirer as required by IFRS 3 "Business Combinations". Under IFRS 3, the Bank recognised all acquired net assets at fair value as determined at the acquisition date, as well as the goodwill resulting from the purchase price consideration in excess of net assets recognised.
- Allowances for loan losses are calculated based on specific guidelines set by the Financial Market Commission based on an expected losses approach. Under IFRS 9 "Financial instruments" allowances for loan losses should be calculated on a discounted basis under the "expected credit loss" model that focuses on the risk that an asset will default rather than whether a loss has actually been incurred or not.
- Assets received in lieu of payments are measured at historical cost or fair value, less cost to sell, if lower, on a portfolio basis and written-off if not sold after a certain period in accordance with specific guidelines set by the Financial Market Commission. Under IFRS, these assets are deemed non-current assets held-for-sale and their accounting treatment is set by IFRS 5 "Non-current assets held for sale and Discontinued operations". In accordance with IFRS 5 these assets are measured at historical cost or fair value, less cost to sell, if lower. Accordingly, under IFRS these assets are not written off unless impaired.
- Chilean companies are required to distribute at least 30% of their net income to shareholders unless a majority of shareholders approve the retention of profits. In accordance with Chilean GAAP, the Bank records a minimum dividend allowance based on its distribution policy, which requires distribution of at least 60% of the period net income, as permitted by the Financial Market Commission. Under IFRS, only the portion of dividends that is required to be distributed by Chilean Law must be recorded, i.e., 30% as required by Chilean Corporations Law.

Forward - Looking Information

The information contained herein incorporates by reference statements which constitute ''forward-looking statements,'' in that they include statements regarding the intent, belief or current expectations of our directors and officers with respect to our future operating performance. Such statements include any forecasts, projections and descriptions of anticipated cost savings or other synergies. You should be aware that any such forward-looking statements are not guarantees of future performance and may involve risks and uncertainties, and that actual results may differ from those set forth in the forward-looking statements as a result of various factors (including, without limitations, the actions of competitors, future global economic conditions, market conditions, foreign exchange rates, and operating and financial risks related to managing growth and integrating acquired businesses), many of which are beyond our control. The occurrence of any such factors not currently expected by us would significantly alter the results set forth in these statements.

Factors that could cause actual results to differ materially and adversely include, but are not limited to:

- changes in general economic, business or political or other conditions in Chile or changes in general economic or business conditions in Latin America;
- changes in capital markets in general that may affect policies or attitudes toward lending to Chile or Chilean companies;
- unexpected developments in certain existing litigation;
- increased costs;
- unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms.

Undue reliance should not be placed on such statements, which speak only as of the date that they were made. Our independent public accountants have not examined or compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. These cautionary statements should be considered in connection with any written or oral forward-looking statements that we may issue in the future. We do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

Contacts

Pablo Mejia
Head of Investor Relations
Investor Relations | Banco de Chile
☎ (56-2) 2653.3554
pmejiar@bancochile.cl

Daniel Galarce
Head of Financial Control
Financial Control Area | Banco de Chile
☎ (56-2) 2653.0667
dgalarce@bancochile.cl